Exhibit 99.1

METALÚRGICA GERDAU S.A. Corporate Taxpayer ID (CNPJ/MF): 92.690.783/0001-09 Company Registry (NIRE): 43300001504	GERDAU S.A. Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19 Company Registry (NIRE): 33300032266

MATERIAL FACT

GERDAU S.A. (Bovespa: GGBR; NYSE: GGB; Latibex: XGGB) (“Company”) and METALÚRGICA GERDAU S.A. (Bovespa: GOAU) (“Metalúrgica Gerdau” or “Offeror” and, jointly with the Company, the “Companies”), in accordance with Instruction 358 of January 3, 2002, published by the Securities and Exchange Commission of Brazil (CVM), and paragraph 4, article 157 of Federal Law 6,404 of December 15, 1976, hereby inform their shareholders and the market that, in connection with the public tender offer to increase equity interest through the exchange of common shares for preferred shares issued by the Company (“Stock Tender Offer” or “Offer”), the Offer auction was successfully held today in the trading system of B3 S.A. — Brasil, Bolsa, Balcão (“Auction”), as per the Offer notice published on July 21, 2017 (“Offer Notice”).

As a result of the Auction, Metalúrgica Gerdau acquired 70,714,542 common shares (GGBR3) issued by the Company, representing 80.35% of all the shares subject to the Offer and 4.11% of the capital stock of the Company. The shares were acquired through a swap of 70,714,542 preferred shares (GGBR4) issued by the Company.

Since the number of shares acquired by the Offeror in the Auction exceeds the minimum volume of two thirds (2/3) of the Free Float, as defined in item 2.8 of the Offer Notice, the Offer will be settled on August 25, 2017.

In accordance with applicable regulations and the Offer Notice, starting tomorrow and for three (3) months after the Auction, i.e. from August 23, 2017 to November 23, 2017 (inclusive), any shareholder holding common shares issued by the Company who wishes to swap their shares may do so by following the procedures described in item 5.10 of the Offer Notice.

The Companies will keep their shareholders and the market duly informed of any developments related to the Offer.

Porto Alegre, August 22, 2017

Harley Lorentz Scardoelli

Executive Officer

Investor Relations Officer